Exhibit 8.1

Subsidiary	Jurisdiction of Incorporation
SK Teletech Co., Ltd.	Korea
SK Capital Co., Ltd.	Korea
SK Telink Co., Ltd.	Korea
SK Communications Co., Ltd.	Korea
SK Wyverns Baseball Club Co., Ltd.	Korea
Centurion IT Investment Association	Korea
Global Credit & Information Corp.	Korea
PAXNet Co., Ltd.	Korea
Seoul Records, Inc.	Korea
SK Telecom International Inc.	Korea
SLD Telecom PTE Ltd.	Singapore
SK Telecom China Co., Ltd.	China
TU Media Corp.	Korea
U-Land Company Limited	China (Hong Kong)
SK Telecom USA Holdings, Inc.	U.S.A.
The First Music Investment Fund of SK-PVC	Korea
The Second Music Investment Fund of SK-PVC	Korea
SK-KTB Music Investment Fund	Korea
IMM Cinema Fund	Korea